

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2022

Brian K. Plum
President and Chief Executive Officer
Blue Ridge Bankshares, Inc.
1807 Seminole Trail
Charlottesville, VA 22901

   Re: Blue Ridge Bankshares, Inc.
   Registration Statement on Form S-3
   Filed May 11, 2022
   File No. 333-264860

Dear Mr. Plum:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Jessica Livingston at 202-551-3448 with any questions.

                                   Sincerely,

                                   Division of Corporation Finance
                                   Office of Finance

cc: Scott H. Richter